VOIS Inc.

3525 Del Mar Heights Road, #802

San Diego, CA 92130

January 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VOIS Inc. Registration Statement on Form S-8 Filed December 3, 2012 File No. 333-185249

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, VOIS Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-8 (Registration No. 333-185249), together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has determined to re-file the Form S-8 Registration Statement containing a reoffer prospectus related to shares issued or issuable to certain individuals.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, John P. Cleary of Procopio Cory Hargreaves & Savitch LLC, at (619) 515-3221.

Thank you for your assistance in this matter.

Sincerely,

VOIS Inc.

By:	/s/ Kerry Driscoll
Kerry Driscoll
Chief Executive Officer